RNS Director/PDMR Shareholding DIRECTOR/PDMR SHAREHOLDING UNILEVER PLC Released 16:35:12 11 March 2025 RNS Number : 2469A Unilever PLC 11 March 2025 Unilever PLC Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Eduardo Campanella 2 Reason for the notification a) Position/status Business Group President, Home Care (member of Un Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 10,997.082 PLC shares (Granting of PSP awar shares) c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £46.07 10,997.082 e) Aggregated information - Volume - Total 10,997.082 £506,635.57 f) Date of the transaction 2025/03/07 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Peter Ter Kulve 2 Reason for the notification a) Position/status Business Group President, Ice Cream (a member of th Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 10,793.376 PLC EUR shares (Granting of PSP shares) c) Currency EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) €54.80 10,793.376 e) Aggregated information - Volume - Total 10,793.376 € 591,477.00 f) Date of the transaction 2025/03/07 g) Place of the transaction Amsterdam Stock Exchange - XAMS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Reginaldo Ecclissato 2 Reason for the notification a) Position/status President 1 Unilever Markets (a member of the Unilev Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 9,562.680 PLC shares (Granting of PSP award shares) c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £46.07 9,562.680 e) Aggregated information - Volume - Total 9,562.680 £ 440,552.67 f) Date of the transaction 2025/03/07 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Srinivas Phatak 2 Reason for the notification a) Position/status Acting Chief Financial Officer b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 7,376.924 PLC shares (Granting of PSP award shares)

c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £46.07 7,376.924 e) Aggregated information - Volume - Total 7,376.924 £ 339,854.89 f) Date of the transaction 2025/03/07 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Rohit Jawa 2 Reason for the notification a) Position/status President, South Asia (a member of Unilever Leadersh Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 5,510.194 PLC shares (Granting of PSP award shares) c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £46.07 5,510.194 e) Aggregated information - Volume - Total 5,510.194 £ 253,854.64 f) Date of the transaction 2025/03/07 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Richard Slater 2 Reason for the notification a) Position/status Chief Research & Development Officer (a member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 9,820.672 PLC shares (Granting of PSP award shares) c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £46.07 9,820.672 e) Aggregated information - Volume - Total 9,820.672 £ 452,438.36 f) Date of the transaction 2025/03/07 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely asso a) Name Maria Varsellona 2 Reason for the notification a) Position/status Chief Legal Officer and Group Secretary (a member o Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument each type of transaction; (iii) each date; and (iv) each place where transactions ha been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 11,584.504 PLC shares (Granting of PSP award sh c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £46.07 11,584.504 e) Aggregated information - Volume - Total 11,584.504 £ 533,698.10 f) Date of the transaction 2025/03/07 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Priya Nair 2 Reason for the notification a) Position/status Business Group President, Beauty & Wellbeing (a me of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 11,475.216 PLC shares (Granting of PSP awar shares) c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £46.07 11,475.216 e) Aggregated information - Volume 11,475.216

- Total £ 528,663.20 f) Date of the transaction 2025/03/07 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Fabian Garcia 2 Reason for the notification a) Position/status Business Group President, Personal Care (a member o Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 13,033.547 PLC ADR shares (Granting of PSP aw shares) c) Currency USD - United States Dollar d) Price(s) and volume(s) Price(s) Volume(s) $59.23 13,033.547 e) Aggregated information - Volume - Total 13,033.547 $ 771,976.99 f) Date of the transaction 2025/03/07 g) Place of the transaction New York Stock Exchange - XNYS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely asso a) Name Esi Bracey 2 Reason for the notification a) Position/status Chief Growth and Marketing Officer (a member of Un Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument each type of transaction; (iii) each date; and (iv) each place where transactions ha been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 9,228.902 PLC ADR shares (Granting of PSP a shares) c) Currency USD - United States Dollar d) Price(s) and volume(s) Price(s) Volume(s) $59.23 9,228.902 e) Aggregated information - Volume - Total 9,228.902 $ 546,627.87 f) Date of the transaction 2025/03/07 g) Place of the transaction New York Stock Exchange - XNYS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Heiko Schipper 2 Reason for the notification a) Position/status Business Group President, Nutrition (member of Unil Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 10,583.942 PLC EUR shares (Granting of PSP shares) c) Currency EUR - Euros d) Price(s) and volume(s) Price(s) Volume(s) €54.80 10,583.942 e) Aggregated information - Volume - Total 10,583.942 € 580,000.02 f) Date of the transaction 2025/03/07 g) Place of the transaction Amsterdam Stock Exchange - XAMS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Mairead Nayager 2 Reason for the notification a) Position/status Chief People Officer (member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 10,018.046 PLC shares (Granting of PSP awar shares) c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £46.07 10,018.046 e) Aggregated information - Volume - Total 10,018.046 £ 461,531.38 f) Date of the transaction 2025/03/07 g) Place of the transaction London Stock Exchange - XLON Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Willem Uijen 2 Reason for the notification a) Position/status Chief Supply Chain and Operations Officer (member Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 7,376.924 PLC shares (Granting of PSP award shares) c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £46.07 7,376.924 e) Aggregated information - Volume - Total 7,376.924 £ 339,854.89 f) Date of the transaction 2025/03/07 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Fernando Fernandez 2 Reason for the notification a) Position/status Chief Executive Officer (Director) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 65,572.662 PLC shares (Granting of PSP award share c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £46.07 65,572.662 e) Aggregated information - Volume - Total 65,572.662 £ 3,020,932.54 f) Date of the transaction 2025/03/07 g) Place of the transaction London Stock Exchange - XLON This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2025 London Stock Exchange plc. All rights reserved.